SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/31/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
987,284

8. SHARED VOTING POWER
438,411

9. SOLE DISPOSITIVE POWER
1,425,695
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,425,695

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

15.70%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

This statement constitutes Amendment #7 to the schedule 13d filed April 20, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the June 5, 2009 press release regaring the 1 for 5 reverse split, there are 9,079,884 of common stock outstanding.
The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,425,695 shares of DCS or 15.70% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last Filing on 8/24/09 the following shares of DCS were bought:

Date		Shares		Price
08/24/09	9,772		$12.8271
08/25/09	20,165		$12.9907
08/26/09	600		$13.0017
08/27/09	11,575		$12.9719
08/28/09	25,292		$13.0996
08/31/09	25,085		$12.9596
09/01/09	13,777		$12.9206
09/02/09	1,000		$12.6540
09/03/09	786		$12.6843
09/04/09	800		$12.7900
09/09/09	5,518		$13.1255

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7. MATERIAL TO BE FILED AS EXHIBITS none

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/10/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos